ECONOMY SECURITIES, INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2018

NET CAPITAL	
Stockholder's equity qualified for net capital	$ 105,966
Total nonallowable assets:	
FINRA CRD Deposit	(50)
Non-allowable receivables	(1,961)
Prepaid expenses	(5,382)
Total nonallowable assets	(7,393)
Net capital	$ 98,573
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 68
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 93,573
Excess net capital at 1000%	$ 98,566
Ratio of aggregate indebtedness to net capital	0.10 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 98,573
Net capital per above computation	$ 98,573

There are no material differences between the above computation and the computation included in the unaudited FOCUS Report, Part IIA Form X-17a-5 at December 31, 2018.